United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending June 30, 2002

National Fuel Gas Company
(Name of Registered Holding Company)

10 Lafayette Square
Buffalo, New York 14203
(Name of Principal Executive Officer)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
Suite 1500
10 Lafayette Square
Buffalo, New York 14203
(716) 857-7702

ITEM 1 - ORGANIZATION CHART

  Name of Reporting Co.      Energy or Gas Related    Date of Organization   State of Organization  Percentage of Voting Securities          Nature of Business Held

National Fuel Gas Company           Holding                   1902                New Jersey        Holds all voting securities of    National Fuel Gas Company is an
                                                                                                    the reporting companies except    integrated natural gas operation
                                                                                                    as indicated below.               engaged in owning and holding
                                                                                                                                      securities issued by its subsidiaries.

Seneca Independence                   Gas                     1996                 Delaware         100%                              Holds a 33 1/3% general partnership
Pipeline Company                                                                                                                      interest in Independence Pipeline
                                                                                                                                      Company, which was not formed under
                                                                                                                                      Rule 58.

Niagara Independence                Holding                   1997                 Delaware         100%                              Holds the 33-1/3% general partnership
Marketing Company                                                                                                                     interest in DirectLink Gas Marketing
                                                                                                                                      Company.

DirectLink Gas Marketing              Gas                     1997                 Delaware         33-1/3%                           Gas marketing.
Company

Upstate Energy Inc.                   Gas                     1997                 New York         100%                              Gas marketing. Also owns a 50%
                                                                                                                                      interest in the Roystone Gas
                                                                                                                                      Processing Plant which was acquired
                                                                                                                                      pursuant to Rule 58.

Roystone Gas Processing               Gas                     1994               Pennsylvania       50%                               Processes natural gas and sells
Plant                                                                                               (general partnership)             natural gas liquids.

Horizon Power, Inc.                 Holding                   1995                 New York         100%                              Holds a 50% limited liability company
                                                                                                                                      interest in each of Seneca Energy II,
                                                                                                                                      LLC and Model City Energy, LLC.

Seneca Energy II, LLC               Energy                    2000                 New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.

Model City Energy, LLC              Energy                    2000                 New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.
NARRATIVE DESCRIPTION:

      National Fuel Gas Company is not a "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

      Horizon Power, Inc. (formerly NFR Power, Inc.) ("Power"), a direct, wholly owned subsidiary of National Fuel Gas Company and an exempt wholesale generator, is not a "reporting company" but is included in this Item 1 because it holds voting securities issued by reporting companies as indicated above.

      During the quarter ended June 30, 2002, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline Company, pursuant to approval by the SEC under the Public Utility Holding Company Act of 1935 (see File 70-9117, HCAR No. 35-26840). SIP's transactions this quarter are described in its financial statements at Item 6.

      Niagara Independence Marketing Company ("Niagara") retained its 33 1/3% interest in DirectLink Gas Marketing Company ("DirectLink"). Niagara's and DirectLink's transactions this quarter are described in their financial statements at Item 6.

      Upstate Energy Inc. ("Upstate") engaged in gas marketing transactions this quarter.

     Roystone Gas Processing Plant (“Roystone”) engaged in processing natural gas and selling natural gas liquids during the quarter.

      Seneca Energy II, LLC (“Seneca Energy”), a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

     Model City Energy, LLC (“Model City”), a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                       Principal                                                   Person to                               Consideration
                                                       Amount of                                               Whom Security Was     Collateral Given      Received for
Company Issuing Stock    Type of Security Issued       Security      Issue or Renewal      Cost of Capital          Issued            With Security        Each Security

SIP                    Note                             $ 100,000         Issue*                 N/A          National Fuel Gas           N/A                  $ 100,000
                                                        $ 200,000         Issue*                              Company                                          $ 200,000

DirectLink             No transactions this quarter

Niagara                No transactions this quarter

Upstate                No issuances or renewals
                       this quarter**

Roystone               No transactions this quarter

Seneca Energy          No transactions this quarter

Model City             No transactions this quarter

* Represents an increase in the daily principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with the balance from preceding day. For the quarter, the outstanding balance increased by $300,000.
** Upstate’s outstanding balance of borrowings from the National Fuel Gas Company System Money Pool decreased by $1,400,000 during the quarter.

     Company Contributing Capital           Company Receiving Capital           Amount of Capital Contribution

      No capital contributions this quarter

ITEM 3 - ASSOCIATE TRANSACTIONS

                         PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering    Associate Co.           Types of Services        Direct Costs         Indirect Costs     Cost of
Services                   Receiving Services      Rendered                 Charged              Charged            Capital         Total Amount Billed

Roystone                   National Fuel Gas       Natural gas processing   $21,761*             $0                 $0              $21,761
                           Supply Corporation
* Represents payments made by National Fuel Gas Supply Corporation ("Supply") to Roystone pursuant to a gas processing agreement.

                         PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.            Reporting Co.        Types of Services   Direct Costs    Indirect     Cost of Capital      Total Amount Billed
Rendering Services       Receiving Services   Rendered            Charged         Costs
                                                                                  Charged

Supply                   SIP                  Managerial,         $1,875          $0           $0                   $1,875
                                              financial, legal
                                              and other similar
                                              services.

Seneca Resources         Upstate              Managerial,         $0              $0           $0                   $0
Corporation                                   financial and
                                              other similar
                                              services.

National Fuel            Upstate              Managerial          $0              $0           $0                   $0
Resources, Inc.                               services.

Power                    Seneca   Energy      Accounting          $2,500          $0           $0                   $2,500
                                              services.

Power                    Model City           Accounting          $2,500          $0           $0                   $2,500
                                              services.

Power                    Model City           Sales brokerage     $0              $0           $0                   $0
                                              and
                                              administrative
                                              services.
___________________________________
Upstate also may have purchased regulated interstate natural gas transportation and storage services from its associate, Supply, pursuant to Supply’s FERC gas tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:
Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:
Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason For Difference in Other Investment

NONE

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Balance Sheet for SIP	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for SIP	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Niagara	Confidential treatment requested pursuant to Rule 104(b)
Income Statement of Niagara	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for DirectLink	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for DirectLink	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Upstate	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Upstate	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Model City	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Model City	Confidential treatment requested pursuant to Rule 104(b)

     B. Exhibits:

Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions: EXHIBIT A

SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: August 28, 2002

NATIONAL FUEL GAS COMPANY

By: /s/ James R. Peterson
James R. Peterson
Assistant Secretary

EXHIBIT A

NATIONAL FUEL GAS COMPANY
CERTIFICATE

      The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company's interested State Commissions whose names and addresses are listed below:

State of New York Public Service Commission
3 Empire State Plaza
Albany, New York 12223-1350

Pennsylvania Public Utility Commission
P.O. Box 3265
North Office Building
Harrisburg, Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 28th day of August, 2002.

/s/ James R. Peterson
James R. Peterson
Assistant Secretary